UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 19, 2023, Metals Acquisition Limited (the “Company”) issued a press release announcing the appointment of Chris Rosario as General Counsel of the Company. Mr. Rosario will commence full-time employment in the near time after a short transition period with his current employer.

Chris Rosario, 37, is a leading corporate lawyer with more than 15 years experience advising on major recourse focused cross-border M&A transactions, capital markets and project developments. Prior to taking the position of General Counsel, Mr. Rosario was a Senior Partner at Squire Patton Boggs (AU) LLP since 2014. During this time, he was intimately involved in the Company’s acquisition of the CSA Mine, including the preparation and execution of all of MAC’s Senior Lending, Mezzanine Lending, Royalty and Streaming agreements, the purchase agreements for the CSA Mine and assisting with the preparation of the US listing documents.

Mr. Rosario was formerly based in Japan for more than three years where he focused on providing extensive advice to a major Japanese trading company on outbound investments. His experience covers many cross-border transactions across Australia, Japan, the Middle East, Europe and North America in the natural resources, renewable energy and technology sectors.

Mr. Rosario holds a Bachelor of Laws with First Class Honours from the University of Notre Dame Australia and has been admitted to legal practice in New South Wales and Western Australia.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Press Release of New MAC dated July 19, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: July 19, 2023